UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

          For the transition period from ____________ to ____________.

                       Commission file number: 001-13253


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  THE PEOPLES BANK & TRUST COMPANY 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           THE PEOPLES HOLDING COMPANY
                                 209 Troy Street
                                Tupelo, MS 38802

                                FINANCIAL REPORT

                                THE PEOPLES BANK
                               AND TRUST COMPANY

                                  401(k) PLAN

                              Tupelo, Mississippi
                               December 31, 2001

                                    CONTENTS

                                                                    PAGE
INDEPENDENT AUDITORS' REPORT ......................................    3

FINANCIAL STATEMENTS:
  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS .................    4
  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ......    5
  NOTES TO FINANCIAL STATEMENTS ...................................    6

SUPPLEMENTAL SCHEDULES:
  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR ..   10
  SCHEDULE OF REPORTABLE TRANSACTIONS .............................   11

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
The Peoples Bank and Trust Company
401(k) Plan
Tupelo, Mississippi

     We were engaged to audit the financial statements of The Peoples Bank and Trust Company 401(k) Plan as of December 31, 2001 and 2000, and for the years then ended and the supplemental schedules as of and for the year ended December 31, 2001 as listed in the accompanying index. These financial statements and supplemental schedules are the responsibility of the Plan's management.

     As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan admin-istrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the cash, investments, investment transactions, and related income, which were certified by The Peoples Bank and Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administr a-tor has obtaine d a certification from the trustee as of and for the years ended December 31, 2001 and 2000, that the information provided to the plan administrator by the trustee is complete and accurate.

     Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with audit-ing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



                               /s/ Nail McKinney Professional Association



March 8, 2002

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                       THE PEOPLES BANK AND TRUST COMPANY
                                  401(k) PLAN

                           December 31, 2001 and 2000

                                                     2001           2000
          ASSETS                                 -----------    -----------
INVESTMENTS AT FAIR VALUE (Note 6)
   Mutual funds ................................ $ 3,851,058    $ 3,046,109
   Common stock ................................   1,566,136        642,600
   Trust for U.S. Treasury Obligations .........      32,423          8,032
                                                 -----------    -----------
Total investments ..............................   5,449,617      3,696,741

CASH ...........................................           -          4,692

RECEIVABLES
   Employer contribution .......................     440,214        450,376
   Dividends ...................................      11,247          8,581
                                                 -----------    -----------
Total receivables ..............................     451,461        458,957
                                                 -----------    -----------
Total assets ...................................   5,901,078      4,160,390
                                                 -----------    -----------

      LIABILITIES
Due to brokers .................................           -            744
Due to participants ............................         474            474
                                                 -----------    -----------
Total liabilities ..............................         474          1,218
                                                 -----------    -----------
Net assets available for benefits .............. $ 5,900,604    $ 4,159,172
                                                 ===========    ===========


The notes to financial statements are an integral part of these statements.

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                       THE PEOPLES BANK AND TRUST COMPANY
                                  401(k) PLAN

                     Years ended December 31, 2001 and 2000

                                                     2001           2000
                                                 -----------    -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net appreciation (depreciation) in fair
        value of investments (Note 6) .......... $   533,399    $  (378,020)
      Interest .................................       4,398          4,084
      Dividends ................................     126,531         93,412
                                                 -----------    -----------
                                                     664,328       (280,524)
   Contributions
      Employer .................................     440,347        450,376
      Participant deferrals ....................     891,413        893,628
                                                 -----------    -----------
                                                   1,331,760      1,344,004
                                                 -----------    -----------
   Total additions .............................   1,996,088      1,063,480
                                                 -----------    -----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid to participants ............     254,656         78,899
                                                 -----------    -----------
   Total deductions ............................     254,656         78,899
                                                 -----------    -----------
   Net increase ................................   1,741,432        984,581

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year ...........................   4,159,172      3,174,591
                                                 -----------    -----------
   End of year ................................. $ 5,900,604    $ 4,159,172
                                                 ===========    ===========


The notes to financial statements are an integral part of these statements.

                         NOTES TO FINANCIAL STATEMENTS

                       THE PEOPLES BANK AND TRUST COMPANY
                                  401(k) PLAN

                               December 31, 2001

NOTE 1. DESCRIPTION OF PLAN

     The  following  brief  description  of The Peoples  Bank and Trust  Company
401(k)  Plan  (Plan)  is  provided  for  general   information   purposes  only.
Participants should refer to the Plan agreement for more complete information.

A. General. The Plan is a defined contribution plan covering substantially all employees of The Peoples Bank and Trust Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B. Contributions . Each year, participants may contribute up to 25% of pretax annual com-pensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The employer matches 100% of the employee's salary deferral contribution up to three percent of the employee's compensation. The employer may make a discretionary profit sharing con-tribution. Contributions are subject to certain limitations.

C. Participant Accounts. Each participant's account is credited with the participant's con-tribution and allocations of the employer contribution and plan earnings. Each participant's account is also charged with an allocation of administrative expenses, when applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

D. Vesting. Participants are immediately 100% vested in salary deferral contribution and earnings allocated to those accounts. Vesting in matching employer contributions and profit sharing contributions is based on a seven year graduated schedule. Forfeitures of non-vested employer match contributions will reduce employer match contribution or re-duce expenses of the plan. Forfeitures of non-vested employer profit sharing contributions will be allocated to other participants based on compensation.

E. Investment Options. Upon enrollment in the Plan, a participant may direct contributions in any of six investment options.

     - Peoples Holding Company Common Stock
     - Money Market Obligation Trust
     - Federated Index Trust
     - Federated U.S. Government Securities Fund
     - Vanguard/Wellington Fund, Inc.
     - Vanguard/Wellesley Income Fund

F. Payment of Benefits . Upon termination of service with the employer, a participant may elect to receive either a lump-sum amount equal to the value of his or her account or in-stallments over a term certain not to extend beyond the life expectancy of the participant or his or her beneficiary.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Accounting . The financial statements of the Plan are prepared under the accrual method of accounting.

B. Valuation of Investments. The Plan's investments are stated at market value. If avail-able, quoted market prices are used to value investments. If quoted market prices are not available, the trustee estimates the fair value of the asset.

C.   Payment of Benefits.  Benefits are recorded when paid.

D.   Plan  Termination.   Although it has not expressed any intent to do so, the
     Employer has the right to terminate the Plan at any time subject to the provisions of ERISA.

E. Operating Expenses. The Plan sponsor absorbs substantially all of the administrative ex-penses of the Plan.

F. Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may dif-fer from those estimates.

NOTE 3. PLAN TERMINATION

     Although it has not expressed any intent to do so, The Peoples Bank and Trust Company has the right at any time to terminate the Plan. In the event of plan termination, all employees will become 100% vested in their accounts

NOTE 4. INCOME TAX STATUS

     The plan received a favorable determination letter from the Internal Revenue Service dated February 12, 1998. The plan administrator and the plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 5. CERTIFIED INFORMATION

     Information furnished and certified by The Peoples Bank and Trust Company, the trustee of the Plan, consisted of the following:

     (1) Summary of assets at December 31, 2001 and 2000 at cost and market value;

     (2) Statement of transactions for the years ended December 31, 2001 and 2000.

NOTE 6. INVESTMENTS

     All of the Plan's investments are held by a bank-administered trust fund. The following table presents the fair value of investments at December 31, 2001 and 2000. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                       2001           2000
                                                   -----------    -----------
Investments at fair value as determined
by quoted market price
  Mutual funds:
     Money Market Obligation Trust ............... $   151,529    $    54,067
     Federated Index Trust .......................   1,839,451      1,680,430
     Federated U.S. Government Securities Index...     121,809         69,729
     Vanguard / Wellington Fund Inc. .............   1,346,267        994,114
     Vanguard / Wellesley Income Fund ............     392,002        247,769

  Common stock:
     Peoples Holding Company .....................   1,566,136        642,600

  Trust for U.S. Treasury Obligations ............      32,423          8,032
                                                   -----------    -----------
                                                   $ 5,449,617    $ 3,696,741
                                                   ===========    ===========

     During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $ 533,399 and $ (378,020), respectively as follows:

                                                       2001           2000
                                                   -----------    -----------
Investments at fair value as determined
by quoted market price
  Mutual funds ................................... $  (260,489)   $   (76,649)
  Common stock ...................................     793,888       (301,371)
                                                   -----------    -----------
                                                   $   533,399    $  (378,020)
                                                   ===========    ===========

                             SUPPLEMENTAL SCHEDULES

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                            PURPOSES AT END OF YEAR

                       THE PEOPLES BANK AND TRUST COMPANY
                                  401(k) PLAN

                          Year ended December 31, 2001

                             (c) Description of investment
     (b) Identity of issue,      including maturity date,
         borrower, lessor,       rate of interest, collateral,                 (e) Current
(a)      or similar party        par, or maturity value           (d) Cost          Value
----  ---------------------  ---------------------------------  -------------  -------------
      Trust for U.S.
      Treasury Obligations             Mutual Fund              $    32,423    $    32,423

      Money Market
      Obligations Trust                Mutual Fund                  151,529        151,529

      Federated Index Trust
      Max-Cap. Inst.                   Mutual Fund                2,009,124      1,839,451

      Federated U.S. Govt.
      Securities                       Mutual Fund                  119,641        121,809

      Vanguard Wellington
      Fund                             Mutual Fund                1,410,917      1,346,267

      Vanguard Wellesley
      Fund                             Mutual Fund                  404,613        392,002

      Peoples Holding
      Company                          Common stock               1,157,349      1,566,136
                                                                -------------  -------------
                                                                $ 5,285,596    $ 5,449,617
                                                                =============  =============

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                        THE PEOPLES BANK & TRUST COMPANY
                                  401(k) PLAN

                          Year ended December 31, 2001

                 (b) Description of                                                                     (h) Current
                    asset (include                                                                        value of
(a) Identity of      interest rate                                         (f) Expense                    asset on    (i) Net
    of party        and maturity in  (c) Purchase  (d) Selling  (e) Lease    incurred       (g) Cost    transaction   gain or
    involved        case of a loan)     Price         Price       rental   w/transaction    of asset       date        (loss)
---------------  ------------------  ------------  -----------  ---------  -------------  ------------  -----------  ----------
Trust for U.S.   Mutual Fund         $   283,518   $            $          $              $             $  283,518   $
Treasury Ob-     Multiple Purchases
ligations

Trust for U.S.   Mutual Fund                          259,127                                 259,127      259,127
Treasury Ob-     Multiple Sales
ligations

Federated        Mutual Fund             716,656                                              716,656      716,656
Index Trust      Multiple Purchases
Max-Cap
Inst.

Federated        Mutual Fund                          283,621                                 316,909      283,621     (33,288)
Index Trust      Multiple Purchases
Max-Cap
Inst.

Vanguard         Mutual Fund             507,176                                              507,176      507,176
Wellington       Multiple Purchases
Fund

                             EXPLANATORY STATEMENT

     This initial Form 11-K for The Peoples Bank & Trust Company 401(k) Plan is being filed concurrently with the registration statement on Form S-8 for the plan. It includes the financial statements and supplemental schedule of the plan as of December 31, 2001, and 2000 and for the year ended December 31, 2001. These financial statements were examined by the plan's independent accountant, who issued its report pursuant to the requirements of ERISA, including the limited scope exemption available thereunder. The examination by the independent accountant of the financial statements and supplemental schedule for the plan year ended December 31, 2002 is currently in process. As soon as this examination is completed, the plan will file a Form 11-K for the year ended December 31, 2002, which will include the financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA, without reliance upon the limited scope exemption.


                                   SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

                                                     THE PEOPLES BANK & TRUST
                                                     COMPANY 401(K) PLAN


Date: April 10, 2003                                  /s/ Hollis Ray Smith
                                                     --------------------------
                                                     Hollis Ray Smith
                                                     Senior Vice President
                                                     Human Resources Department